Filed by CNL Income Fund XII, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Commission File No.: 333-119116

Subject Company: CNL Income Fund XII, Ltd.

Conference Call Script

CNL Income Fund Merger with USRP

Tuesday, January 11, 2005

Narrator:	Good afternoon and welcome to today’s conference call, hosted by representatives of the CNL Income Funds. This call has been recorded and you will be able to access the replay for at least 30 days by dialing (800) 642-1687 and then dialing the conference code 3295314.

I have been asked to read the following regarding forward-looking statements:

Certain statements made during this call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are generally characterized by the use of terms such as “believe,” “expect” and “may.” Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results and, in particular, results relating to the proposed mergers involving U.S. Restaurant Properties, Inc., the 18 CNL Income Funds and CNL Restaurant Properties, Inc., could differ materially from those set forth in the forward-looking statements.

Information provided on this call is not a solicitation of a proxy from any security holder of U.S. Restaurant Properties, the 18 CNL Income Funds or CNL Restaurant Properties. A prospectus/proxy statement, declared effective by the Securities and Exchange Commission, has been, or is about to be, mailed to investors, along with other relevant documents concerning the planned mergers. We urge investors to carefully read the prospectus/proxy statement and any other relevant documents.

Now I will turn over the call to Michael Wood, Executive Vice President of CNL Capital Management.

Mr. Wood:	Thank you. Good afternoon everyone and thank you for joining us. As you know, in August of 2004 we announced that we had entered into agreements to merge each of the 18 CNL Income Funds with U.S. Restaurant Properties, a publicly-traded Real Estate Investment Trust that owns franchise properties across the country.

We have arranged this call to provide an opportunity for you to hear first-hand about the merger transaction and why we think this is the best alternative for your clients.

While the call is being made publicly available, we have geared it toward those financial advisors and representatives with clients invested in the CNL Income Funds.

Let me start by saying the General Partners unanimously approved this merger for all of the CNL Income Funds. With that, it is important to note that you, the financial advisors of the Income Fund limited partners, will play an important role in the voting process we are undertaking. We are asking each of our limited partners to consent to the merger of their Fund or Funds. Many of our limited partners will immediately turn to their financial advisors for guidance. This call is to provide you with the basic information you need to help your clients make an informed decision to consent to the Income Fund Merger with US Restaurant Properties.

Since the announcement of the merger, we have been preparing the proxy statement.

The participating Broker Dealers and financial advisors should have received this information and it is currently being mailed to each limited partner. As many of you know, it is quite a hefty package – some have said it is larger than the Manhattan phone book!

You may be asking – Why so big? Let me explain… there are two books; the first is the proxy statement. The second, the huge one, is the Financial Supplement. Since we’re required by law to provide three financial statements for most of the Funds, the Financial Supplement includes more than 50 financial statements as well as the customary accompanying information that is included in such filings.

Also included in the package being sent to the financial representatives is a sample consent – or ballot — card. Limited Partners will receive one ballot card for each Fund in which they have an investment. Please remember, limited partners will have the option to vote by mail, by telephone or on the Internet. Postage paid envelopes are included for those who opt to consent via regular mail.

Because we have so many limited partners, the CNL Income Funds have retained D. F. King to assist in proxy solicitation. D. F. King will be available to receive calls from the CNL limited partners, and will also begin placing calls to all the limited partners this week. Unlike U.S. Restaurant Properties and CNL Restaurant Properties, the other parties in this transaction, our limited partners have never participated in a consent solicitation or a partnership vote, and therefore may not be accustomed to the solicitation process. D. F. King will be able to answer questions, direct the limited partners to information in the proxy statement and help with the voting process.

As I mentioned earlier, the participation of you, our financial advisors, is critical in this consent process, and we appreciate the assistance you will be providing to your clients.

I’d like to provide you with an overview of the merger itself, and then I’ll turn it over to Bob Bourne, one of the General Partners.

The Merger Agreements the General Partners entered into on August 9th provide that each Fund will merge into a subsidiary of U.S. Restaurant Properties. The consideration that each limited partner will receive varies by Fund, but in all cases will consist of approximately 84% cash and 16% shares of U.S. Restaurant Properties Series A Preferred Stock. Page 14 of the proxy statement has a table that shows how much each limited partner will receive per limited partnership unit, for each of the 18 Income Funds.

The USRP Series A Preferred Stock is already listed and traded on the New York Stock Exchange, and pays a dividend of $1.93 per year. That works out to a yield of over 8.2% based on the $23.50 per share price just prior to the merger announcement. Since the merger announcement the Series A Preferred trading value has increased, and has generally traded around $25.00 per share recently. The number of shares to be received by the Income Fund limited partners was established when the merger agreements were signed, so the limited partners benefit from the increase in price from the time of the announcement.

The partnership agreement for each fund provides that the limited partners of that fund must approve the merger. For each Fund, that means consent from more than 50% of the limited partnership units outstanding. For those limited partners in Funds 11 through 18, there is also an item on the ballot to amend the partnership agreement.
This basically allows the fund to enter into a merger. 50% approval of this change is also necessary for that Fund to be a part of the merger.

In addition to the individual Fund approval, a minimum number of Funds must approve the transaction for it to go forward. Specifically, the merger must be approved by Income Funds representing at least 75%, or approximately $404 million, of the total combined merger consideration for all of the Income Funds.

U.S. Restaurant Properties and CNL Restaurant Properties have scheduled shareholder meetings for February 24th. We expect to conclude the Income Fund consent process by then as well, and plan to close the transaction before the end of February.

Now let me introduce Bob Bourne. Bob is the Vice Chairman of CNL Financial Group, and the long-time partner of Chairman Jim Seneff. Bob and Jim are also general partners of each of the CNL Income Funds. I’m sure many of you know Bob personally, as he has been involved in CNL’s capital market activities for many years.

Mr. Bourne:	Thanks Mike. For our financial advisors and limited partners, I’d like to say that I’m pleased to be able to share some of the reasons that Jim and I feel so strongly that this merger is the “right thing” for our Income Fund limited partners.

First, a little historical perspective, as many of you know, these partnerships were originally established as conservatively structured, all cash income funds,

with an expectation of liquidating, generally within 7 to 12 years or, in the initial Funds, 7 to 15 years. Every one of the 18 Income Funds is either within that liquidation window or beyond it. This proposed merger is a part of “doing what we said we were going to do” when we first offered these partnerships.

Market conditions also make this a very attractive time to be merging these Income Funds. As you are aware, both the real estate markets and the capital markets are strong, which we believe has resulted in favorable pricing. I’ll go into more detail about the pricing of the merger in a minute.

In addition, we have looked at the operating performance of the Income Funds, and are concerned about the ability to continue to meet our current rates of distributions.

We have elected to maintain our distribution policy through the merger process, but a number of our funds are not earning enough to sustain their current level of distributions indefinitely. In addition, the ability to maintain current levels of distributions could be further impacted as leases approach their expiration date. Now, let’s talk about the pricing we have achieved. First, let me say that I believe the merger pricing is very attractive for our Income Fund limited partners. We brought in investment bankers from Wachovia Securities to advise us on the merger and to assist us in the negotiations. We also received a fairness opinion—in fact we received 18 separate fairness opinions from Wachovia Securities—that the merger consideration was fair for each of the Funds.

At our request, one of the things that Wachovia did, and we think it is really important for you to know, was to test the pricing in the marketplace. They contacted nine likely potential buyers of these portfolios, and none of the parties contacted submitted an offer more favorable.

We have also investigated alternatives internally, including a possible property-by-property sale of the partnerships’ assets. U.S. Restaurant Properties is paying our limited partners a net price for each partnership unit, so the limited partners do not have the extra burden of real estate costs associated with selling the properties. Nor will we incur the additional administrative expenses of keeping the partnerships in place while we go through the two to three year process of liquidating the Income Funds by selling the properties one at a time. We also had concern that, with a property-by-property selling process, we might sell the better properties more quickly, and then have difficulties selling the less attractive properties.

Also, Jim and I decided that we want 100%, we want 100% of the merger proceeds to go to the limited partners. So we amended the original merger agreements to give up about $3.9 million of merger consideration and instead have that go to the limited partners. We hope that you will see this as a sign of good faith, and a sign of our commitment to our limited partners.

With the completion of this merger, the limited partners in almost all of our Income Funds will have received, over the life of their investment, annual returns of seven to eight and a half percent on, what again is, conservatively structured funds with no leverage. Another way to look at this is that our limited partners will have received total distributions – including operating distributions, distributions of previous sales proceeds and the proposed merger proceeds – equal to anywhere from approximately 150% of the initial investment in our most recent funds to as much as approximately 240% of the initial investment in our earlier funds. Accordingly, we think these returns are pretty attractive for our limited partners.

This is why Jim and I, as the general partners, unanimously approved this merger transaction and ask each limited partner to consent to this merger.

Now I’ll turn it back over to Mike.

Mr. Wood:	Thanks Bob.

You or your clients may want to know where to turn for more information. First, let me suggest that you turn to the proxy statement.

Although it’s lengthy, it has a great deal of information about the transaction and the companies involved, including what the new company will look like going forward.

If you, our financial advisors, have questions, please call CNL Securities Corp. toll free at (866) 650-0650.

If our limited partners have questions, we encourage you to have them contact D. F. King. While we’d like to be able to handle their inquiries directly, we don’t have the capacity to field the volume of calls we expect. We are, and will be, communicating closely with D. F. King. They have done a great job of bringing their people up to speed on CNL and this merger. D. F. King can be reached toll free at 800-848-2316.

I’d like to reiterate the importance of the financial advisors to the voting process. Thank you for taking the time to become familiar with this transaction. We hope you now have a better understanding of the proposed transaction and why the General Partners strongly recommend the merger to the Income Fund Limited Partners.

As I mentioned, we’d like to close the merger transaction by the end of February. We encourage each Limited Partner to consent promptly.

Before we close the call, I’d like to make you aware of a recent development. CNL Income Funds and CNL Restaurant Properties have been targeted by a class action lawsuit filed in Dallas related to the proposed merger with U.S. Restaurant Properties.

In today’s litigious climate, virtually every transaction of this magnitude is the target of a class action lawsuit. Please know that the accusations made by the suit are unfounded, without merit, and the case will be vigorously defended.

The five plaintiff law firms that have jointly filed this suit are five of the most litigious in the U.S. I am advised that over the past five years these firms have filed in excess of 550 lawsuits against companies such as Capital One Financial Corp., H&R Block, JP Morgan Chase,

Oracle Corp., Sears, Roebuck & Co., and Walt Disney Company. In fact, in 1999, two of those plaintiff law firms filed a lawsuit against the CNL Income Funds and CNL Restaurant Properties and the lawsuit was dismissed.

Further, an affiliate of the primary plaintiff has made tender offers to the CNL Income Fund limited partners in the past. It’s ironic that the plaintiff alleges the price of this transaction is not fair when they offered our limited partners less, and in some cases 40 percent less than the proposed merger consideration being offered by US Restaurant Properties.

Finally, at the end of the day, it will be the limited partners who will have the opportunity to vote on the merger, not the plaintiff lawyers.

I want to reiterate that we believe that this merger is the “right thing” for our Income Fund Limited Partners. The General Partners have unanimously approved the merger for each of the 18 CNL Income Funds. And ask each limited partner to consent to this merger.

Thank you for your time today.

Narrator:	This call was recorded and you will be able to access the replay for 30 days by dialing (800) 642-1687, that’s (800) 642-1687 and then dialing the conference code 3295314, again the conference code is 3295314. Thank you.

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